EXHIBIT 99.2

VOX ROYALTY CORP.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Vox Royalty Corp. (the “Company”) held on June 8, 2023 (the “Meeting”). The total number of shares voted was 29,958,303 or 66.387% of the total issued and outstanding shares of the Company.

Description of Matter	Outcome of Vote
Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the five nominees was elected to hold office until the next annual meeting of the shareholders or until his successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Kyle Floyd	28,112,220	99.991%	2,505	0.009%
	Rob Sckalor	28,112,220	99.991%	2,505	0.009%
	Alastair McIntyre	28,112,220	99.991%	2,505	0.009%
	Donovan Pollitt	26,742,220	95.118%	1,372,505	4.882%
	Pascal Attard	26,742,220	95.118%	1,372,505	4.882%

Resolution to appoint auditors and to authorize the directors to fix theremuneration thereof, as proposed in the management information circular for the Meeting.

Ernst & Young LLP was appointed auditor of the Company until the Company’s next annual meeting and the directors were authorized to fix the auditor’s remuneration. The report on ballot confirmed shareholders voted as follows: “for” 29,942,977 (99.992%) and “withheld” 2,425 (0.008%).

Resolution to adopt the Company’s Omnibus Long Term Incentive Plan,as proposed in the management information circular for the Meeting.	The Company’s Omnibus Long Term Incentive Plan was adopted. The report on ballot confirmed shareholders voted as follows: “for” 27,974,217 (99.50%) and “against” 140,508 (0.50%).

Dated as of the 9th day of June 2023.

Vox Royalty Corp.

/s/ Pascal Attard
Name: Pascal Attard
Title: Chief Financial Officer